UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31564/ April 22, 2015

_____

In the Matter of   :
                                                                                                        :
eUNITS(TM) 2 YEAR INTERNATIONAL EQUITY MARKET PARTICIPATION   :
  TRUST: ENHANCED UPSIDE TO CAP/BUFFERED DOWNSIDE   :
Two International Place   :
Boston, MA 02110   :
                                                                                                        :
(811-22347)   :
                                                                                                        :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

eUNITs(TM) 2 Year International Equity Market Participation Trust: Enhanced Upside to
Cap/Buffered Downside filed an application on February 20, 2015, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an investment company.

On March 27, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31538). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                                    Brent J. Fields
                                                    Secretary